Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 8 DATED APRIL 17, 2025
TO THE PROSPECTUS DATED OCTOBER 21, 2024

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 21, 2024 as supplemented by supplement no. 1 dated October 21, 2024, supplement no. 2 dated November 14, 2024, supplement no. 3 dated December 16, 2024, supplement no. 4 dated January 17, 2025, supplement no. 5 dated February 18, 2025, supplement no. 6 dated March 17, 2025 and supplement no. 7 dated April 2, 2025. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of May 1, 2025;
•the calculation of our March 31, 2025 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions; and
•updated experts information.

May 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of May 1, 2025 (and repurchases as of April 30, 2025) is as follows:

Transaction Price (per share)
Class T	$11.5429
Class D	$11.5429
Class I	$11.5429

The transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2025. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2025 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The March 31, 2025 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of March 31, 2025 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of March 31, 2025 and February 28, 2025:

	As of
Components of NAV*	March 31, 2025	February 28, 2025
Investments in Multifamily Operating Properties	$2,035,059,581	$2,040,037,275
Investments in Multifamily Development Properties	46,382,760	46,301,241
Investments in Real Estate-Related Structured Investments	99,814,247	98,587,033
Investments in Land Held for Development	44,120,468	44,089,703
Operating Company and Other Net Current Assets	15,701,119	18,714,100
Cash and Cash Equivalents	19,360,822	27,774,844
Secured Real Estate Financing	(1,192,464,682)	(1,196,642,422)
Subordinated Unsecured Notes	(20,690,000)	(20,690,000)
Preferred Equity	(237,920,836)	(234,124,173)
Convertible Preferred Equity	(78,054,213)	(70,346,115)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$731,309,266	$753,701,486
Fully-diluted Shares/Units Outstanding	63,355,792	63,622,374

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2025 and February 28, 2025:

	Class
	T	D	I	A	OP(1)	Total
As of March 31, 2025
Monthly NAV	$49,887,496	$4,909,508	$77,536,679	$227,095,909	$371,879,674	$731,309,266
Fully-diluted Outstanding Shares/Units	4,321,922	425,327	6,717,264	19,674,086	32,217,193	63,355,792
NAV per Fully-diluted Share/Unit	$11.5429	$11.5429	$11.5429	$11.5429	$11.5429
As of February 28, 2025
Monthly NAV	$51,368,951	$4,841,508	$79,339,280	$236,491,268	$381,660,479	$753,701,486
Fully-diluted Outstanding Shares/Units	4,336,219	408,687	6,697,285	19,962,991	32,217,192	63,622,374
NAV per Fully-diluted Share/Unit	$11.8465	$11.8465	$11.8465	$11.8465	$11.8465

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the March 31, 2025, valuations of our real property assets.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.81%	5.42%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating asset values:

Sensitivities	Change	Operating Asset Values
Discount Rate	0.25% decrease	2.3%
	0.25% increase	(2.3)%
Exit Capitalization Rate	0.25% decrease	3.4%
	0.25% increase	(3.0)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our March 31, 2025 NAV, we had a portfolio of $2.3 billion in total assets, with 82.8% of our equity value in operating properties, 2.6% in development, 10.4% in real estate-related structured investments and 4.2% in land held for development.

Declaration of Distributions

On April 17, 2025, our board of directors declared a distribution for the month of April of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on April 30, 2025, to be paid in May 2025.

Experts

The statements included in this supplement under “March 31, 2025 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
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